Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On March 13, 2015, Integrys Energy Group, Inc. (the “Company”) notified its employees of an update on Wisconsin Energy Group’s settlement plans in Michigan through email and on the Company’s internal employee website.  The content of the communication was as follows:

Subject:	Important update on WEC’s Michigan settlement plans

Good morning:

Michigan Governor Rick Snyder has announced a major development in the efforts to develop a long-term global solution for electric reliability for the Upper Peninsula. The plan that considered selling our M&M gas and electricity assets to UPPCO is no longer under consideration.

WEC President Allen Leverett provided a summary to employees at the Presque Isle Power Plant (PIPP) this morning. I have borrowed from it below. The solution announced today includes the following elements:

•	PIPP and the electric distribution assets of We Energies and Wisconsin Public Service in Michigan will be retained by We Energies. These assets will not be sold to UPPCO as previously planned.

•	The Empire and Tilden mines have entered into a long-term contract to purchase electric power from We Energies.

•
Wisconsin Energy has expressed a willingness to participate as an investor in the construction of a new generation plant in the UP of Michigan and/or purchase power from it. This would ultimately allow for the eventual retirement of PIPP.

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Wisconsin Energy would potentially create a separate utility subsidiary that would be a Michigan-only utility. This subsidiary would be the owner of the electric distribution assets of We Energies and Wisconsin Public Service in Michigan and be regulated solely by the Michigan Public Service Commission. If formed, the electric customers of We Energies and Wisconsin Public Service in Michigan would take service from this utility. This utility would remain part of the WEC Energy Group.

Allen expressed his belief, which I share, that this solution has all of the same benefits as the previous approach – along with a number of others.

I am grateful to the M&M employees and all of you for your patience as this has evolved, and for the continued focus on safe, reliable delivery of gas and electricity to our customers, especially amid the uncertainty around this plan.

/s/ Charlie Schrock

Additional Information and Where to Find It

In connection with the proposed merger transaction between Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”), Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.